EXHIBIT "A"


                            CERTIFICATE OF AMENDMENT
                                       OF
                            ARTICLES OF INCORPORATION
                                       OF
                             RCM TECHNOLOGIES, INC.


           RESOLVED that Article Fourth of the Articles of Incorporation of this Corporation be and it is hereby amended by deleting said Article Fourth in its entirety and in substitution inserting the following:

           "FOURTH: (A) The aggregate number of shares which the Corporation shall have authority to issue shall be 45,000,000 shares of which 40,000,000 shares shall be Common Stock par value $.05 (five cents) per share and 5,000,000 shares shall be Preferred Stock par value $1.00 per share.

           The Preferred Stock shall be divided into and from time to time may be issued in classes and in series within any class and the Board of Directors is hereby authorized to make such division into classes and series, to determine the number of shares of any such class or series, and to determine the designation, voting rights, preferences, limitations and special rights, if any, of the shares of each such class or series.

     (B) On the effective date of this Amendment each share of the issued and outstanding Common Stock of the Corporation shall be and hereby is changed without further action into 0.20 shares of Common Stock of the Corporation provided that if such change results in a fractional share then the Corporation shall issue such additional fraction of a share as is necessary to increase the fractional share to a full share."